MARSULEX INC.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1.   IDENTITY OF COMPANY
1.1	Name and address of Company
Marsulex Inc.
111 Gordon Baker Road
Suite 300
Toronto On M2H 3R1

1.2	Executive Officer
Laurie Tugman, President and CEO
Tel: (416) 496-9655

Item 2.   DETAILS OF ACQUISITION

2.1	Nature of Business Acquired
Marsulex Inc. (Marsulex) acquired all of the issued and outstanding shares of Seaway TLC Inc. which has two wholly owned subsidiaries called Stablex Canada Inc. and Gulfstream TLC Inc. (the three acquired companies are referred to in this report as Stablex). Stablex uses a unique technology to treat and stabilize inorganic hazardous industrial wastes and contaminated soils. The process consists of making contaminants insoluble in the environment by using a chemical treatment followed by stabilization and solidification processes before disposing of the benign product in a dedicated secure placement cell. (All dollars in Canadian unless otherwise stated.)

2.2   Date of Acquisition
August 16, 2005

2.3   Consideration
The total consideration paid for the acquisition of Stablex was approximately $71.2 million before transaction costs of approximately $2.5 million financed primarily by $70 million of the Senior Secured Term Loan (described below) with the remainder being financed through existing Marsulex cash reserves.

 Description of financing
On August 16, 2005, Marsulex entered into a $100 million credit agreement with a syndicate of banks and recorded $2.6 million of deferred financing charges. The agreement provides for a $80 million Senior Secured Term Loan and a $20 million Revolving Credit Facility with the facilities carrying variable rates of interest secured by the assets of Marsulex Inc. and its subsidiaries.

Senior Secured Term Loan
Of the $80 million Senior Secured Term Loan, $70 million was drawn on August 16, 2005 with $15 million being denominated in US dollars (approximately $18 million Canadian). The remaining $10 million of the financing can be drawn at any time up to August 31, 2006 and can be used for general corporate purposes, after which the facility will be cancelled.

Revolving Credit Facility
The $20 million revolving credit facility can be used for general corporate purposes and was not drawn at the time of the acquisition.

Covenants
As long as any amount is owed under the credit facility, Marsulex has the obligation to maintain certain financial covenants, including the maintenance of financial leverage and interest coverage ratios.

Term/Repayments
The facilities under this credit agreement mature on June 15, 2008 with interest paid monthly and quarterly principal repayments of $6.7 million beginning on September 30, 2007 until June 15, 2008 at which date the outstanding balances must be repaid.

Interest
Initially the US and Canadian dollar denominated loans paid interest at US and Canadian prime rates. On September 20, 2005 the $15 million US loan was converted to a 1 month LIBOR based loan carrying interest of LIBOR plus 250 basis points. On September 30, 2005 $51.5 million of the CAD loan was converted to a 30 day Banker’s Acceptance carrying interest of the Banker’s Acceptance rate plus 250 basis points. The remaining portion of the CAD loan ($456,500) continues to carry interest at Canadian prime rate plus 150 basis points. The above loans are short-term facilities and are subject to changes in short-term rates.

2.4  Effect on Financial Position
Immediately after the purchase, the former CFO of Stablex resigned while the former CEO has been retained in a transitional role for a defined term. The related costs included in selling, general and administrative expenses for the six months ended June 30, 2005 and the year ended December 31, 2004, were approximately $1 million and $3 million, respectively.

Marsulex continues to review further opportunities for future growth through acquisition or expansion of processing operations, development of new technologies, and development or expansion of Marsulex’s presence in new markets. There are currently no plans or proposals for material changes in the business affairs of Marsulex or in the business affairs of Stablex that may have a significant effect on the results of the operations and financial position of Marsulex.

2.5   Prior Valuations
No valuation opinion has been required by applicable securities legislation or stock exchange rules in respect of Stablex within the last 12 months.

2.6   Parties to Transaction
No informed person, associate or affiliate of Marsulex was a party to the acquisition.

2.7  Date of Report
October 31, 2005

Item 3.      FINANCIAL STATEMENTS
The following financial statements are attached and included as part of this Business Acquisition Report:

1.
Unaudited Pro Forma balance sheet of Marsulex Inc. as at June 30, 2005 and unaudited pro forma consolidated statements of operations for the six months ended June 30, 2005 and for the one year ended December 31, 2004, together with KPMG LLP’s Compilation report dated October 28, 2005- attached as Schedule “A”; and

2.
Audited Consolidated Financial Statements of Seaway TLC Inc. for the financial year ended December 31, 2004 and 2003 together with KPMG LLP’s audit report dated February 4, 2005 and unaudited Consolidated Financial statements of Seaway TLC Inc. for the six month periods ended June 30, 2005 and 2004 are attached as Schedule “B”.